

December 20, 2010

Richard E. Dauch
Chief Executive Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211-1198

> **Re:** **American Axle & Manufacturing Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-14303**

Dear Mr. Dauch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed February 22, 2010

Risk Factors, page 6

1. We note the statement on page six that "[t]he risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Definitive Proxy Statement on Schedule 14A

General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 if you have any questions regarding these comments.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael K. Simonte
        Fax: (313) 758-4262